Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014

Net income (loss)	$410,450	$77,751	$886,319	$359,935

Preferred Stock dividend requirements	-	(24,610)	(35,621)	(73,028)

Net income (loss) attributable to common stockholders	$410,450	$53,141	$850,698	$286,907

Basic weighted average number of common shares outstanding	17,562,239	17,056,910	17,558,085	16,884,581

Preferred Stock Common Share Equivalents	1,871,160	-	1,236,160	-

Dilutive Stock Options outstanding for the Period	97,973	380,077	111,733	594,024

Dilutive Warrants outstanding for the Period	293,420	600,578	314,137	682,372

Diluted weighted average number of common and equivalent shares outstanding	19,824,793	18,037,565	19,220,115	18,160,978

Basic and Diluted Net income (loss) per common share	$0.02	$0.00	$0.04	$0.02